INTER&CO, INC. NOTICE OF RELEVANT EQUITY SALE INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) (“Inter&Co” or “Company”), in compliance with the provisions of the Securities and Exchange Commission of Brazil (“CVM”), hereby informs its shareholders and the market in general that it has been notified by SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. and SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. ("Squadra Investimentos"), that they now hold 31,924,236 securities, equivalent to 9.80% of the Class A Common Shares issued by Inter&Co. The letter is attached to this 6K. According to Squadra Investimentos, the investment in the securities mentioned above is not aimed at changing the Company’s control or management structure. As provided in Resolution CVM No. 44, article 12, § 1, shareholders—whether direct or indirect—who engage in transactions that increase or decrease their equity participation to exceed or fall below the thresholds of 5%, 10% and so forth, of a class of shares issued by the Company, must disclose this information to the Company. After receiving the information, the Company must disclose it to the CVM and, if applicable, to the markets where its shares are admitted for trading. Belo Horizonte, July 16, 2026 RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations

Rio de Janeiro, 15 de julho de 2026. À INTER & Co, Inc. At.: Rafaela de Oliveira Vitória Diretoria de Relações com Investidores Via email ri.equipe@inter.co Prezados Senhores, A SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.267.871/0001-40) e SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.278.157/0001-58), ambas com sede na cidade e estado do Rio de Janeiro, na Av. Borges de Medeiros nº 633, sala 704 (parte), vêm, nos termos da Resolução CVM n.º 44/2021, conforme alterada, solicitar a V.Sas. a divulgação, por meio do Sistema IPE, do seguinte “Comunicado ao Mercado”: COMUNICADO AO MERCADO Fundos de investimento geridos por SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. e investidores não residentes geridos por SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (“Investidores”), nos termos da Resolução CVM n.º 44/2021, conforme alterada, vêm informar que, em negociações realizadas no pregão da Bolsa de Valores de São Paulo – BOVESPA, negociaram valores mobiliários de emissão da INTER & CO, Inc (“Companhia”), sendo que, nesta data os Investidores passaram a deter 31.924.236 (trinta e um milhões, novecentos e vinte e quatro mil, duzentos e trinta e seis) ações, equivalentes a 9,80% (nove inteiros e oitenta centésimos por cento) das Class A Common Shares emitidas pela Inter&Co.. A referida participação dos Investidores é representada por (i) 22.361.126 (vinte e dois milhões, trezentos e sessenta e um mil, cento e vinte e seis) Brazilian Depositary Receipts (INBR32) detidos à vista, e (ii) 9.563.110 (nove milhões, quinhentos e sessenta e três mil, cento e dez) Class A Common Shares detidas à vista. Informamos que do total informado acima, 586.246 (quinhentos e oitenta e seis mil, duzentos e quarenta e seis) Brazilian Depositary Receipts (INBR32) encontram-se doados em empréstimo. Os Investidores declaram que as aquisições realizadas não objetivam alterar a composição do controle ou a estrutura administrativa da Companhia. Permanecemos à disposição para quaisquer esclarecimentos. ____________________________________________________________ Squadra Investimentos - Gestão de Recursos Ltda. / Squadra Investments - Gestão de Recursos Ltda.